December 17, 2018

Attn: Russell Mancuso; Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:	THC Therapeutics, Inc.
Amendment No. 1 to Form 10-12G Filed November 27, 2018 File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 13, 2018, relating to the above-referenced filing (the “Form 10/A”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please provide a detailed analysis explaining whether the tokens to which you have rights are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each kind of token and how those characteristics affect your conclusions. If these tokens are securities, please tell us what exemption from registration you relied on when you entered into the agreements to acquire the tokens.

Response: The Company has not acquired any tokens, and it may not ever. The Company has acquired rights to tokens and equity as disclosed in the Form 10/A, and because such equity would be considered “securities” under the Securities Act of 1933, as amended (the “Securities Act”), the Company believes that the rights would also be considered “securities” pursuant to Section 2(a)(1) of the Securities Act. The Company believes that the Target Companies (as such term is defined in the Form 10/A) providing us those rights relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated under the Securities Act, in a private offering of the rights to the Company as a financially sophisticated investor capable of bearing the loss of investment, with extensive business experience and access to company information. To the Company’s knowledge, the Company was the sole offeree in each of the rights offerings, each offering was for rights to a small percentage of each Target Company’s total equity and tokens, the offerings were made through direct communications between the Target Companies’ executive officers and the Company’s executive officers, there was no general solicitation, and the Company received extensive disclosure regarding each Target Company. The Company intends to hold any tokens or equity it does acquire as a long-term investment, and it has no intention to resell any such assets. We do not know what exemption the Target Companies will rely upon if they do issue us equity or tokens in the future, and we would analyze the availability of an exemption from registration at such time.

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2.	Please provide us a detailed analysis of the status of the company under Section 3 of the Investment Company Act of 1940.

Response: As disclosed in the Form 10/A, the Company is focused on the wellness industry, with plans to develop a patent-pending herb dryer as well as an innovative float spa facility in Las Vegas, Nevada, or southern California. The Company is developing a sanitizing herb dryer, the dHydronator®, with multiple design, function, and usage patents pending. This innovative, laboratory-proven product is specifically designed for drying and sanitizing freshly harvested cannabis, and other herbs, flowers, and tea leaves. The dHydronator® can reduce moisture content of cannabis to 10-15% in only 10-14 hours. Traditional herbal drying times can take up to two weeks. The Company has a functioning prototype of the dHydronator®, and is focusing all of its efforts on securing several patents for the dHydronator® and developing and marketing it. Upon receipt of the patent, the Company plans to source parts for serial manufacturing, negotiate and secure serial manufacturing and assembly, and hire sales and marketing staff as funds permit. While the Company previously acquired rights and tokens from three Target Companies (as defined in the Form 10/A), the Company no longer has any blockchain operations, and it simply owns rights to potential tokens and equity in the Target Companies.

Accordingly, the Company is not an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”) pursuant to Sections 3(a)(1)(A), 3(a)(1)(C), and 3(b)(1) of the Investment Company Act, and Rule 3a-2 promulgated thereunder.

The Company believes it is not an “investment company” pursuant to either Section 3(a)(1)(A) or 3(a)(1)(C) as (1) it is engaged in the business of developing its herb dryer and is not, and is not holding itself out, as “engaged primarily in the business of investing, reinvesting, or trading in securities,” and (2) it no longer has any blockchain acquisition operations and does not intend to engage in further blockchain operations, and therefore it is not engaged and does not propose to engage “in the business of investing, reinvesting, reinvesting, owning, holding, or trading in securities.”

Additionally, the Company believes that it is exempt from the definition of “investment company” pursuant to Section 3(b)(1) of the Investment Company Act of 1940. Since the Company is now focusing its efforts on developing its herb dryer, it is “primarily engaged, directly . . . in a business . . . other than that of investing, reinvesting, owning, holding, or trading in securities,” and therefore is not considered an “investment company” pursuant to Section 3(b)(1).

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Finally, pursuant to the Rule 3a-2 safe harbor,

[A]n issuer is deemed not to be engaged in the business of investing, reinvesting, owning, holding or trading in securities during a period of time not to exceed one year; Provided, That the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities, such intent to be evidenced by:

(1) The issuer's business activities; and

(2) An appropriate resolution of the issuer's board of directors, or by an appropriate action of the person or persons performing similar functions for any issuer not having a board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents.

As disclosed in the Form 10/A, in September of 2018, the Company determined to focus its operations on its sanitizing herb dryer and floatation spa plans. More specifically, on September 26, 2018, the Company’s board of directors resolved to (1) pivot the Company’s operations to developing the Company’s herb dryer, and (2) change the Company’s name from “Millennium Blockchain Inc.” to “THC Therapeutics, Inc.” (with a corresponding ticker symbol change), and since that date, the Company’s operations have been focused exclusively on developing its herb dryer, and all Company funds have been spent on making that change, prosecuting the Company’s herb dryer patent application and general costs associated with being a public company unrelated to prior blockchain operations.

As a result, the Company believes that even if the Company were cursorily considered to be an “investment company” pursuant to Sections 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act, the Rule 3a-2 safe harbor would apply to the Company such that it would not be considered an “investment company” as of the date hereof.

Thank you for your assistance and review.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek

Chief Executive Officer

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